PROTEONOMIX, INC.

145 Highview Terrace

Hawthorne, NJ 07506

(973) 544 – 6116

(973) 949 – 4196 (Fax)

VIA EDGAR AND EXPRESS MAIL

April 18, 2012

United States Securities and Exchange Commission

Washington, D.C. 20549-6010

Division of Corporation Finance

Re:	Proteonomix, Inc. Request for Withdrawal of Amendment to the Registration Statement on Form S-1 (SEC File No. 333 - 172001) filed April 16, 2012

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Proteonomix, Inc., a Delaware corporation (the “Company”) hereby withdraws the Company’s registration statement, on Form S-1, amendment no. 1, together with all exhibits thereto (collectively, the “Registration Statement”) filed with the Commission (SEC File No. 333 - 172001). The Amendment to the Registration Statement was filed on April 16, 2012.

The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

Accordingly, the Company hereby respectfully requests that consent to this withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible. Please feel free to contact me with any questions or concerns at the telephone number listed above.

Sincerely,

  /s/ Roger L. Fidler______

Roger L. Fidler

Director & General Counsel